UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Origen Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68619E208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Brian F. Corey
                                     GTH LLC
                              1100 Landmark Towers
                              345 St. Peter Street
                           Saint Paul, Minnesota 55102

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Rosalind Fahey Kruse
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099


                                 April 30, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            GTH LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners Strategic, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners SBS, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners AIV II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners Strategic AIV II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners  AIV III, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Capital Partners Strategic AIV III, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge Associates, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Centerbridge GP Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Jeffrey H. Aronson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                SCHEDULE 13D

-----------------------------------
CUSIP No. 68619E208
-----------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Mark T. Gallogly
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              7,930,322
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,930,322
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of GTH LLC, a Delaware limited liability company ("GTH"), Centerbridge Capital Partners, L.P., a Delaware limited partnership ("CCPLP"), Centerbridge Capital Partners Strategic, L.P., a Delaware limited partnership ("CCP Strategic"), Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership ("CCP SBS"), Centerbridge Capital Partners AIV II, L.P., a Delaware limited partnership ("CCP AIV II"), Centerbridge Capital Partners Strategic AIV II, L.P., a Delaware limited partnership ("CCP Strategic AIV II"), Centerbridge Capital Partners AIV III, L.P., a Delaware limited partnership ("CCP AIV III"), Centerbridge Capital Partners Strategic AIV III, L.P., a Delaware limited partnership ("CCP Strategic AIV III", together with CCPLP, CCP Strategic, CCP SBS, CCP AIV II, CCP Strategic AIV II, CCP AIV III, the "Centerbridge Funds"), Centerbridge Associates, L.P., a Delaware limited partnership, in its capacity as general partner of the Centerbridge Funds, Centerbridge GP Investors, LLC, a Delaware limited liability company, in its capacity as general partner of Centerbridge Associates, L.P., Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly with respect to shares of Common Stock (as defined in Item 1) that might be deemed beneficially owned by each of them.

     GTH, CCPLP, CCP Strategic, CCP SBS, CCP AIV II, CCP Strategic AIV II, CCP AIV III, CCP Strategic AIV III, Centerbridge Associates, L.P., Centerbridge GP Investors, LLC, Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly are herein collectively referred to as the "Reporting Persons."

     The Reporting Persons are making this single joint filing pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit D.

     Certain information contained in this Schedule 13D relates to the ownership of Common Stock by persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to the Reporting Persons.

Item 1.   Security and the Issuer

     This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Origen Financial, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.

Item 2.   Identity and Background

     (a) This Schedule 13D is filed by:

          (i) CCPLP with respect to shares of Common Stock directly beneficially owned by GTH;

          (ii) CCP Strategic with respect to shares of Common Stock directly beneficially owned by GTH;

          (iii) CCP SBS with respect to shares of Common Stock directly beneficially owned by GTH;

          (iv) CCP AIV II with respect to shares of Common Stock directly beneficially owned by GTH;

          (v) CCP Strategic AIV II with respect to shares of Common Stock directly beneficially owned by GTH;

          (vi) CCP AIV III with respect to shares of Common Stock directly beneficially owned by GTH;

          (vii) CCP Strategic AIV III with respect to shares of Common Stock directly beneficially owned by GTH;

          (viii) GTH with respect to shares of Common Stock directly beneficially owned by GTH;

          (ix) Centerbridge Associates, L.P., in its capacity as general partner of the Centerbridge Funds;

          (x) Centerbridge GP Investors, LLC, in its capacity as the general partner of Centerbridge Associates, L.P.;

          (xi) Mr. Jeffrey H. Aronson with respect to shares of Common Stock beneficially owned by the Centerbridge Funds, Centerbridge Associates, L.P., Centerbridge GP Investors, LLC and GTH; and

          (xii) Mr. Mark T. Gallogly with respect to shares of Common Stock beneficially owned by the Centerbridge Funds, Centerbridge Associate, L.P., Centerbridge GP Investors, LLC and GTH.(.)

     (b) The address of the principal business office of (i) each of the Centerbridge Funds, Centerbridge Associates, L.P., Centerbridge GP Investors, LLC, Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly is 375 Park Avenue, 12th Floor, New York, New York 10152 and (ii) GTH is 1100 Landmark Towers, 345 St. Peter Street, Saint Paul, Minnesota 55102.

     (c) The principal business of each of CCPLP, CCP Strategic, CCP SBS, CCP AIV II, CCP Strategic AIV II, CCP AIV III and CCP Strategic AIV III is investing in securities and committing capital to facilitate corporate restructurings and making other investments. The principal business of GTH is to serve as a holding company for a loan servicing business and other related businesses. Centerbridge Associates, L.P. is the sole general partner of the Centerbridge Funds and its principal business consists of performing the functions of, and serving as, the sole general partner of the Centerbridge Funds. Centerbridge GP Investors, LLC is the sole general partner of Centerbridge

Associates, L.P. and its principal business consists of performing the functions of, and serving as, the sole general partner of Centerbridge Associates, L.P. Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly are the managing members (the "Managing Members") and controlling persons of Centerbridge GP Investors, LLC. The principal occupation of each of the Managing Members is serving as a managing member or executive officer of Centerbridge GP Investors, LLC, Centerbridge Associates, L.P., the Centerbridge Funds and their affiliates.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of CCPLP, CCP Strategic, CCP SBS, CCP AIV II, CCP Strategic AIV II, CCP AIV III, CCP Strategic AIV III, and Centerbridge Associates, L.P. are Delaware limited partnerships. GTH and Centerbridge GP Investors, LLC are Delaware limited liability companies, Mr. Jeffrey H. Aronson and Mr. Mark T. Gallogly are United States Citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable. The Reporting Persons have not purchased or acquired the Common Stock subject to this Schedule 13D. As discussed in Item 4, the Reporting Persons might be deemed beneficial owners of the Common Stock subject to this
Schedule 13D due to GTH's right, pursuant to the Proxies (as defined in Item 4), to designate its president and any of its vice presidents to serve as proxies for the limited purpose of voting certain securities of the Issuer held by the Voting Agreement Parties (as defined in Item 4) as provided in such Proxies.

Item 4.   Purpose of Transaction.

     On April 30, 2008, Green Tree Servicing LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of GTH ("GTS"), entered into an Asset Purchase Agreement (as amended from time to time, the "Purchase Agreement") with the Issuer, Origen Servicing, Inc., a Delaware corporation and a wholly owned indirect subsidiary of the Issuer, and Origen Financial L.L.C., a Delaware limited liability company and a wholly owned direct subsidiary of the Issuer, providing for, among other things, the purchase by GTS of certain loan servicing rights and related assets of the Issuer's subsidiaries.

     Pursuant to its terms, the Purchase Agreement and the transactions contemplated thereby are to be submitted to a vote of the Issuer's stockholders. In connection with the

Purchase Agreement, GTH entered into a Voting Agreement, dated as of April 30, 2008 (as amended from time to time, the "Voting Agreement"), with certain of the Issuer's securityholders set forth therein (the "Voting Agreement Parties").

     Under the Voting Agreement, among the other things, each Voting Agreement Party agreed, during the term of the Voting Agreement, to: (i) at any meeting of stockholders of the Issuer (or in connection with any written consent of such stockholders), vote the shares of Common Stock beneficially owned by it in favor of the adoption, approval and consummation of the Purchase Agreement and the transactions contemplated thereby; (ii) at any meeting of stockholders of the Issuer (or in connection with any written consent of such stockholders), vote the shares of Common Stock beneficially owned by it against any competing or alternative transaction or any other action, matter or agreement that would or is intended, or could reasonably be expected, to result in a competing or alternative transaction or a breach of the provisions of the Purchase Agreement by the Issuer or its applicable subsidiaries; and (iii) grant to GTH a proxy (each, a "Proxy") over the shares of Common Stock beneficially owned by it, pursuant to which GTH may designate its president and any of its vice presidents to serve as proxies for the purpose of voting such shares as described in the immediately preceding clauses (i) and (ii). Each Voting Agreement Party may vote the Common Stock beneficially owned by it, and GTH's designated proxies may not exercise any voting rights of such Common Stock, in respect of any matter not referred to in such Voting Agreement Party's Proxy. The Voting Agreement and related Proxies will terminate immediately following the earliest to occur of
(x) the consummation of the transactions contemplated by the Purchase Agreement,
(y) the termination of the Purchase Agreement in accordance with its terms, or
(z) written notice by GTH to the Voting Agreement Parties of the termination of the Voting Agreement.

     As a result of the limited voting rights contemplated by the Proxies, as of April 30, 2008, the Reporting Persons might be deemed to be the beneficial owners of 7,930,322 shares of Common Stock that are beneficially owned by the Voting Agreement Parties, which shares represent approximately 30.4% of the outstanding shares of Common Stock (based on 26,014,918 shares of Common Stock issued and outstanding as of February 29, 2008, as reported on the Issuer's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 17, 2008 (as amended on April 29, 2008, the "Form 10-K"), and assuming that all securities of the Issuer that are beneficially owned by the Voting Agreement Parties, are subject to the Voting Agreement and are exercisable or exchangeable for, or convertible into, shares of Common Stock have been exercised or exchanged for, or converted into, Common Stock). The Reporting Persons disclaim beneficial ownership of all such shares of Common Stock that are beneficially owned by the Voting Agreement Parties.

     Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

     The descriptions of the Voting Agreement and Proxies contained herein are qualified in their entirety by reference to the Voting Agreement and the Proxies. The

Voting Agreement and a form of the Proxies are attached hereto as Exhibits B and C, respectively.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b) As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons, including the number of shares of Common Stock as to which each of the Reporting Persons have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below:




--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
Reporting Person      Number    Number of       Number    Number     Aggregate of   Adjusted       Percent of
                      of        Shares with     of        of         Shares         Number of      Shares
                      Shares    Shared Power    Shares    Shares     Beneficially   shares         Beneficially
                      with      to Vote         with      with       Owned          Outstanding    Owned
                      Sole                      Sole      Shared
                      Power                     Power     Power to
                      to Vote                   to        Dispose
                                                Dispose
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
        GTH             0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
       CCPLP            0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
   CCP Strategic        0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
      CCP SBS           0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
     CCP AIV II         0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
CCP Strategic AIV II    0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
    CCP AIV III         0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
 CCP Strategic AIV      0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
        III
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
    Centerbridge        0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
  Associates, L.P.
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
  Centerbridge GP       0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
   Investors, LLC
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
   Mr. Jeffrey H.       0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
      Aronson
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------
Mr. Mark T. Gallogly    0(1)     7,930,322(2)     0(3)      0(3)     7,930,322(2)      N/A(4)        30.4%(5)
--------------------- --------- --------------- --------- ---------- -------------- -------------- -------------


          (1) The Reporting Person does not have sole power to vote or direct the vote of any shares of Common Stock.

          (2) Consists of, in each case, as set forth in Schedule I to the Voting Agreement: (i) 595,238 shares of Common Stock beneficially owned by Ronald Klein as of April 30, 2008 (10,000 shares of which are directly owned by Ronald Klein Revocable Trust u/a/d 2/26/1997), (ii) 5,027,500 shares of Common Stock beneficially owned by Gary Shiffman as of April 30, 2008 (5,000,000 shares of which are directly owned by Sun OFI, LLC and beneficially owned by Mr. Shiffman because he is the manager of Sun OFI, LLC), (iii) 1,782,500 shares of Common Stock beneficially owned by Paul Halpern as of April 30, 2008 (1,750,000 shares of which are directly owned by Woodward Holding, LLC and beneficially owned by Mr. Halpern because Mr. Halpern is the manager of Woodward Holding, LLC), (iv) 52,500 shares of Common Stock beneficially owned by Richard Rogel as of April 30, 2008, (v) 6,000 shares of Common Stock beneficially owned by Robert Sher as of April 30, 2008, (vi) 27,500 shares of Common Stock beneficially owned by Michael Wechsler as of April 30, 2008, (vii) 146,724 shares of Common Stock beneficially owned by J. Peter Scherer as of April 30, 2008,
          (viii) 145,597 shares of Common Stock beneficially owned by W. Anderson Geater, Jr. as of April 30, 2008, (ix) 146,763 shares of Common Stock beneficially owned by Mark Landschulz as of April 30, 2008, (x) 10,000 shares of Common Stock beneficially owned by Ronald Klein Revocable Trust u/a/d 2/26/1997 as of April 30, 2008 (which are beneficially owned by Mr. Klein as set forth in Clause (i) above),
          (xi) 5,000,000 shares of Common Stock beneficially owned by Sun OFI, LLC as of April 30, 2008 (which are beneficially owned by Mr. Shiffman as set forth in Clause (ii) above) and (xii) 1,750,000 shares of Common Stock beneficially owned by Woodward Holding, LLC as of April 30, 2008 (which are beneficially owned by Mr. Halpern as set forth under Clause (iii) above). As a result of the Voting Agreement and Proxies, the Reporting Person shares the power to vote or to direct the vote of an aggregate 7,930,322 shares of Common Stock that it might be deemed to beneficially own as of April 30, 2008. The Reporting Person disclaims beneficial ownership of all such shares of Common Stock.

          (3) The Reporting Person does not have sole or shared power to dispose or to direct the disposition of any shares of Common Stock it may be deemed to beneficially own as of April 30, 2008.

          (4) Not applicable.

          (5) As a result of the Voting Agreement and Proxies, as of April 30, 2008, the Reporting Person might be deemed to be the beneficial owner of 7,930,322 shares of Common Stock, which would represent approximately 30.4% of the shares of Common Stock (based on 26,014,918 shares of Common Stock issued and outstanding as of February 29, 2008, as reported on the Form 10-K.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

1. Exhibit A - Asset Purchase Agreement, dated as of April 30, 2008, by and among Origen Financial, Inc., Origen Servicing, Inc., Origen Financial L.L.C. and Green Tree Servicing LLC (incorporated by reference to Exhibit
     10.1 to the Current Report on Form 8-K of Origen Financial, Inc., filed with the Securities and Exchange Commission on May 5, 2008).
2. Exhibit B - Voting Agreement, dated as of April 30, 2008, by and among GTH LLC and the persons set forth therein (incorporated by reference to Exhibit
     10.2 to the Current Report on Form 8-K of Origen Financial, Inc., filed with the Securities and Exchange Commission on May 5, 2008).
3. Exhibit C - Form of Proxy executed by each party to the Voting Agreement (other than GTH LLC) (incorporated by reference to Exhibit A to Exhibit
     10.2 to the Current Report on Form 8-K of Origen Financial, Inc., filed with the Securities and Exchange Commission on May 5, 2008).
4. Exhibit D - Joint Filing Agreement, dated as of May 12, 2008, by and among the Reporting Persons.

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2008



GTH LLC                                           CENTERBRIDGE CAPITAL PARTNERS, L.P.

                                                  By: Centerbridge Associates, L.P.,
                                                  its General Partner
                                                  By: Centerbridge GP Investors, LLC,
                                                  its General Partner

By:   /s/ Brian F. Corey                          By:  /s/ Lance N. West
      -----------------------------------              -------------------------
      Name:   Brian F. Corey                           Name:  Lance N. West
      Title:  Senior Vice President,                   Title: Senior Managing Director
              General Counsel and Secretary

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.           CENTERBRIDGE CAPITAL PARTNERS  AIV II, L.P.

By: Centerbridge Associates, L.P.,                By: Centerbridge Associates, L.P.,
its General Partner                               its General Partner
By: Centerbridge GP Investors, LLC,               By: Centerbridge GP Investors, LLC,
its General Partner                               its General Partner

By:   /s/ Lance N. West                          By:   /s/ Lance N. West
      -----------------------------------              -------------------------
      Name:   Lance N. West                            Name:  Lance N. West
      Title:  Senior Managing Director                 Title: Senior Managing Director


CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV II, L.P.   CENTERBRIDGE CAPITAL PARTNERS, AIV III, L.P.

By: Centerbridge Associates, L.P.,                     By: Centerbridge Associates, L.P.,
its General Partner                                    its General Partner
By: Centerbridge GP Investors, LLC,                    By: Centerbridge GP Investors, LLC,
its General Partner                                    its General Partner

By:   /s/ Lance N. West                          By:   /s/ Lance N. West
      -----------------------------------              -------------------------
      Name:   Lance N. West                            Name:  Lance N. West
      Title:  Senior Managing Director                 Title: Senior Managing Director



CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV III, L.P.  CENTERBRIDGE CAPITAL PARTNERS STRATEGIC, L.P.

By: Centerbridge Associates, L.P.,                     By: Centerbridge Associates, L.P.,
its General Partner                                    its General Partner
By: Centerbridge GP Investors, LLC,                    By: Centerbridge GP Investors, LLC,
its General Partner                                    its General Partner

By:   /s/ Lance N. West                          By:   /s/ Lance N. West
      -----------------------------------              -------------------------
      Name:   Lance N. West                            Name:  Lance N. West
      Title:  Senior Managing Director                 Title: Senior Managing Director

CENTERBRIDGE ASSOCIATES, L.P.                          CENTERBRIDGE GP INVESTORS, LLC

By: Centerbridge GP Investors, LLC,
its General Partner

By:   /s/ Jeffrey H. Aronson                     By:   /s/ Jeffrey H. Aronson
      -----------------------------------              -------------------------
      Name:    Jeffrey H. Aronson                      Name:  Jeffrey H. Aronson
      Title:   Managing Director                       Title: Managing Director



By:  /s/ Jeffrey H. Aronson
     ---------------------------                By:   /s/ Mark T. Gallogly
     Name:   Jeffrey H. Aronson                       --------------------------
                                                      Name: Mark T. Gallogly
